Exhibit 99.6

IMPERIAL CHEMICAL INDUSTRIES PLC – NOTIFICATION OF INTERESTS OF DIRECTORS

Impkemix Trustee Limited, the trustee of the Imperial Chemical Industries PLC Employee Benefit Trust, notified the Company on 18 March 2003 that it disposed of 26,650 American Depository Receipts in the Company on 18 March 2003.

All the Directors named below are (together with all other employees) potential beneficiaries of the Trust and are therefore treated as interested in the shares held by Impkemix Trustee Limited, the registered holder of the shares, and therefore as a result of the disposal, the Director’s interest in those shares held have been reduced by the number of shares disposed of.

BRENDAN O'NEILL

PAUL DRECHSLER

JOHN McADAM

WILLIAM POWELL

TIMOTHY SCOTT

This notification is made in accordance with paragraph 16.13 of the Listing Rules.